

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2019

Dennis Mulroy
Chief Financial Officer
La Jolla Pharmaceutical Company
4550 Towne Centre Court
San Diego, CA 92121

      Re: La Jolla Pharmaceutical Company
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed March 4, 2019
          File No. 001-36282

Dear Mr. Mulroy:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Life Sciences